355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

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Milan

Attention:	Michael McTiernan, Assistant Director
Sandra B. Hunter, Staff Attorney
Howard Efron, Staff Accountant
Jessica Barberich, Assistant Chief Accountant

Re:	Spirit Finance Corporation
Amendment No. 2 to Form S-11
Filed February 13, 2012
File No. 333-177904

Ladies and Gentlemen:

On behalf of Spirit Finance Corporation (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2011 (the “Registration Statement”) and subsequently amended on December 22, 2011 and February 13, 2012 (“Amendment No. 2”). For your convenience, we have also provided a courtesy package that includes eight copies of Amendment No. 3, four of which have been marked to show changes from Amendment No. 2.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on February 28, 2012 (the “Comment Letter”), with respect to the Registration Statement. Amendment No. 3 has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to Amendment No. 3, except as otherwise noted below. The responses in this letter are based on information provided and representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

March 15, 2012

General

1.	Please update your financial information in accordance with the requirements under Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the financial information in Amendment No. 3 as of and for the period ended December 31, 2011, as required by Article 3-12 of Regulation S-X. Additionally, the Company has provided as Exhibit 1 hereto a revised draft of the table on pages 48 and 49 of Amendment No. 3 based on current assumptions, reflecting calculations relating to the intended initial distribution based on the Company’s pro forma financial data for the year ended December 31, 2011. The Company will inform the Staff of any material changes in the information provided as Exhibit 1 hereto.

2.	We note your response to comment 8 of our letter dated January 17, 2012. We further note your disclosure on page F-88 that certain leases include purchase options. If you have a material amount of leases with purchase options, please revise to include disclosure regarding these options in the appropriate section(s) of the document.

Response: The Company respectfully advises the Staff that the financial statements of Specialty Retail Shops Holding Corp. and subsidiaries (“Specialty Retail”) are included in the Company’s Registration Statement because Specialty Realty is the parent and guarantor of a significant tenant of the Company. The purchase options mentioned in Specialty Retail’s Notes to Consolidated Financial Statements on page F-87 do not pertain to its lease with the Company.

In response to the Staff’s comment, the Company has revised the disclosure on page F-21 to include disclosure regarding purchase options on its own leases.

Risk Factors, page 15

We recently identified a material weakness in our internal control over financial reporting……, page 25

3.	Please expand your risk factor to describe the material weakness you identified in more detail to allow a reader to determine the pervasiveness and impact of the material weakness on the financial statements and your internal control over financial reporting. Discuss the areas/activities that may be impacted by the material weakness.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25.

As a result of acquiring C corporations in carry-over basis transactions…, page 28

4.	Please clarify if the shares of the company will be exchanged on a one-for-one basis with RAIT.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 182.

March 15, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 67

5.	We note your disclosure regarding discontinued operations. Please expand your discussion to quantify losses related to disposed properties separately from losses related to properties held for sale.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 70 and 74.

Business and Properties, page 94

Our Recent Acquisition Activity, page 112

6.	We note you indicate that as of November 30, 2011, you were actively reviewing 25 potential acquisition opportunities. Please revise to update this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 109.

Underwriting, page 195

Other Relationships, page 197

7.	Please revise this section to include the fact that an affiliate of Macquarie Capital (USA) Inc., one of the underwriters in this offering, structured and led the August 2007 going- private transaction.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 192.

Financial Statements

Notes and Management’s Assumptions to Pro Forma Condensed Consolidated Financial Statements, pages F-7 to F-8

8.	Please further explain why you believe that removing the consulting and legal expenses associated with the term loan from your pro forma financial statements complies with the requirements of Article 11 of Regulation S-X. Please discuss why you believe that these costs were directly affected by the transaction. It appears that you are considering the costs incurred to amend the term loan in July 2011 to be part of the conversion/repayment transaction reflected in your pro forma statements. Please advise and tell us your basis, if true.

Response: The Company respectfully advises the Staff that it has included pro forma adjustments to eliminate all financing costs that have been reflected in the 2011 income

March 15, 2012

statement associated with term loan B and C indebtedness, which are being repaid and converted into shares of the Company’s common stock, respectively. These adjustments include all interest expense associated with the term loan, as well as the consulting and legal expenses associated with the July 2011 amendment that are included in general and administrative expense. The Company believes these costs were appropriately removed from the Company’s unaudited pro forma condensed consolidated financial statements in accordance with Article 11 of Regulation S-X. As set forth in response 6 of the Company’s letter to the Staff dated February 13, 2012, the conversion of term loan C indebtedness into shares of common stock upon completion of the Company’s initial public offering (the “IPO”) and the repayment in full of term loan B indebtedness with a portion of the net proceeds from the IPO are both included in the transactions to which the Company has given effect in the pro forma financial information. These two transactions will fully extinguish the term loan upon completion of the IPO. As a result, the interest expenses and consulting and legal expenses directly associated with the term loan will not have a continuing impact on the financial statements of the Company. The Company also believes these expenses were directly affected by the transactions because, as with interest expense, the consulting and legal expenses would not have been recognized had the transactions occurred on January 1, 2011.

Also, the consulting and legal expense associated with the July 2011 term loan amendment are financing costs incurred with third parties directly related to a debt modification accounted for under the guidance of ASC 470-50-40-18 (b) and, in accordance therewith, were required to be expensed as incurred and included in general and administrative expense. If the July 2011 term loan amendment had qualified to have been accounted for as a debt extinguishment instead of a debt modification, these third-party costs would have been capitalized similar to debt issue costs and amortized to interest expense. In that case, the third-party costs would have been removed from the unaudited pro forma condensed consolidated financial statements as part of the pro forma adjustment to remove interest expense, rather than as a pro forma adjustment to general and administrative expense. The Company does not believe that the accounting treatment for the third-party costs should result in a different treatment for pro forma purposes.

Please be advised that, in connection with the Staff’s comments and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

March 15, 2012

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Finance Corporation
Peter M. Mavoides, Spirit Finance Corporation
Michael A. Bender, Spirit Finance Corporation
Edward Sonnenschein, Latham & Watkins LLP
Craig E. Chapman, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Bartholomew A. Sheehan, Sidley Austin LLP

Exhibit 1

The following table sets forth calculations relating to the intended initial distribution based on our pro forma financial data for the 12 months ended December 31, 2011 and is provided solely for the purpose of illustrating the initial distribution and is not intended to be a basis for determining future distributions. All dollar amounts are in thousands.

Pro forma loss from continuing operations for the 12 months ended December 31, 2011		$(3,586)
Add: estimated net increases in contractual rental revenue(1)		10,328
Less: net decreases in contractual rent income due to tenant lease expirations and other vacancies, assuming no lease renewals(2)		(1,652)
Add: real estate depreciation and amortization		110,716
Add: other depreciation and amortization		93
Add: non-cash impairment charges(3)		14,042
Add: amortization of debt discount and deferred financing costs(4)		9,755
Less: net effect of non-cash rental revenue(5)		(2,445)
Add: net effect of non-cash interest income on loans receivable(6)		221
Add: reduction to interest expense associated with the amortization of mortgages and notes payable(7)		1,378
Less: reduction in interest income associated with the amortization of loans receivable(8)		(771)
Add: litigation expense(9)		151
Add: non-cash compensation expense(10)		—
Estimated cash flows from operating activities for the 12 months ending December 31, 2012		$138,230
Add: contractually scheduled cash flows from collections of principal amortization payments on loans receivable(11)		5,487
Less: cash disbursement obligations for property and tenant improvements(12)		(2,465)
Less: scheduled principal payments on mortgages and notes payable(13)		(40,817)
Estimated cash available for distribution for the 12 months ending December 31, 2012		100,435
Total estimated initial annual distribution to stockholders(14)	$
Estimated initial annual distribution per share	$
Payout ratio(15)%

(1) Represents contractual increases in rental revenue from:

•

contractual increases based on changes in the CPI (including (a) increases that have already occurred but were not in effect for the entire 12 months ended December 31, 2011, (b) actual increases that have occurred from January 1, 2012 through January 31, 2012 and (c) an estimated amount for increases scheduled to occur between February 1, 2012 and December 31, 2012 based on an assumed change in the CPI of 3.00% (the same rate of change as occurred in the CPI between December 31, 2010 and December 31, 2011));

•	scheduled fixed rent increases;

•

net increases from new leases or renewals that were not in effect for the entire 12 months ended December 31, 2011 or that will go into effect during the 12 months ending December 31, 2012 based upon leases entered into through February 29, 2012; and

•	contractual rental revenues associated with leases on real estate investments acquired between January 1, 2012 and February 29, 2012;

net of the effects of contractual rent deferrals and abatements in effect for existing leases and the restructure of master leases primarily related to tenant bankruptcies.

(2) Represents decreases in rental revenue due to leases that expired or were terminated during the 12 months ended December 31, 2011 or that will expire during the 12 months ending December 31, 2012, assuming no new leases for vacant properties existing as of December 31, 2011 and no lease renewals for leases expiring or terminated after December 31, 2011, unless the property had been re-leased as of February 29, 2012.

(3) Represents non-cash impairment charges recognized on properties and other assets that were included in continuing operations for the 12 months ended December 31, 2011.

(4) Represents one year of non-cash interest expense associated with the amortization of the debt discount on our mortgages and notes payable that was recognized as part of our privatization and one year of non-cash interest expense associated with the amortization of deferred financing costs on our mortgages and notes payable.

(5) Represents one year of net non-cash rental revenues associated with the net straight-line adjustment to rental revenue, the amortization of above- and below-market lease intangibles and the amortization of lease origination costs.

(6) Represents one year of non-cash interest income adjustments associated with the amortization of fair value adjustments to our loan receivable portfolio recognized as part of our privatization and the amortization of net loan origination costs.

(7) Represents reductions in contractual interest expense for the 12 months ending December 31, 2012 due to net reductions in outstanding principal amount of indebtedness primarily arising from principal amortization payments on our mortgages and notes payable.

(8) Represents reductions in contractually due interest income for the 12 months ending December 31, 2012 due to reductions in outstanding principal amount of loans receivable arising from principal amortization payments on our loans receivable.

(9) Represents net litigation costs included in the pro forma loss from continuing operations for the 12 months ended December 31, 2011 associated with two lawsuits brought by former members of our senior management. All claims associated with these lawsuits have been resolved through a final settlement, and we do not expect to incur any other costs relating to these lawsuits.

(10) Represents non-cash stock-based compensation expense related to equity based awards granted to certain members of our management and included in the pro forma loss from continuing operations for the 12 months ended December 31, 2011.

(11) Reflects expected cash flows from contractually scheduled collections of principal on our loans receivable portfolio for the 12 months ending December 31, 2012.

(12) Reflects the expected cash disbursements associated with all known property and tenant improvement obligations projected to be completed during the 12 months ending December 31, 2012.

(13) Represents scheduled principal amortization on outstanding indebtedness (including new debt obligations entered into through February 29, 2012) during the 12 months ending December 31, 2012.

(14) Based on a total of              shares of our common stock to be outstanding after this offering and the debt conversion, based on the mid-point of the price range set forth on the front cover of this prospectus.

(15) Calculated as total estimated initial annual distribution to stockholders divided by estimated cash available for distribution for the 12 months ending December 31, 2012.